FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with N° 042

Santiago (Chile), October 16, 2009

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, as Legal Counsel of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with N° 42, Tax Identification Number: 93,458,000-1, and as duly empowered to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its businesses pursuant to article 9 and the second paragraph of article 10 of Law 18,045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

On the date hereof, Arauco, through its subsidiary Arauco Internacional S.A., has concluded the acquisition, jointly and on a 50/50 basis with the multinational Swedish-Finnish company Stora Enso Oyj (“Stora Enso”), the latter acting through its subsidiary Stora Enso Amsterdam B.V., of the following Uruguayan subsidiaries of the Spanish company Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (with its subsidiary El Esparragal Asociación Agraria de Responsabilidad Limitada), Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The stock purchase agreement that preceded this acquisition had been the subject of a “Material Fact” submitted to you on May 18, 2009.

The definitive value of the transaction, of which Arauco has contributed 50%, is US$335 million.

The main assets acquired from Ence are: 130,000 hectares of land, of which 73,000 hectares have forestry plantations; 6,000 hectares that are under agreements with third parties; one industrial site; the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill; and one nursery.

All of the above assets are added to the land and plantations that Arauco and Stora Enso already control through a joint company in Uruguay, in accordance with the

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agreement that was submitted to you in our “Material Fact” dated September 27, 2009. All of the above allows such joint company to form a forestry land ownership in Uruguay of approximately 250,000 hectares of land, of which 50% is already planted.

These assets assure a sufficient forestry base that permit Arauco to consider the construction of a future pulp mill in Uruguay, in respect of which a definitive decision will be taken in the future.

Arauco estimates that this transaction will have positive effects in the results of the Company, even though as of the date hereof such effects are not quantifiable.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.	-	Bolsa de Comercio de Santiago
La Bolsa N° 64,
Santiago.

-	Bolsa Electrónica de Chile,
Bolsa de Valores
Huérfanos 770, piso 14-
Santiago

-	Bolsa de Corredores,
Bolsa de Valores Valparaíso
Casilla 218-V-
Valparaíso

-	Representative of the Bondholders (Banco Santander),
Bandera 140, Santiago

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	October 20, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer